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                                                               February 14, 2006
Keith A. O'Connell
Securities and Exchange Commission
Division of Investment Management
Washington, DC  20549

RE:  Arrivato Funds Trust
     SEC File Numbers: 811-21757; 333-124214

Dear Mr. O'Connell:

        On behalf of the above registrant, I respectfully request that the above-referenced Registration Statement filed on Form N-14 be declared effective on Wednesday, February 15, 2006, or as soon as possible thereafter.

                                     Sincerely,

                                     /s/ Eric Rubin

                                     ARRIVATO FUNDS TRUST
                                     By:    Eric Rubin
                                     Title: President